April 12, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric Envall
Susan Block Division of Corporation Finance Office of Finance

Altimar Acquisition Corporation

Amendment No. 2 to Registration Statement on Form S-4

Filed March 26, 2021

File No. 333-251866

Ladies and Gentlemen:

On behalf of our client, Altimar Acquisition Corporation, a Cayman Islands exempted company (the “Registrant”, the “Company” or “Altimar”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 9, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with the delivery of this letter (the “Response Letter”), has filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions (“Amendment No. 3”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter. Immediately below each reproduced comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in the responses refer to the page numbers of Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 3.

Amendment No. 2 to Form S-4 filed March 26, 2021

Notes to the Unaudited Pro Forma Combined Financial Statements, page 212

1.	We note adjustments (p), (q) and (ii) appear to relate to similar share-based awards.

•

Please revise to provide all the facts and circumstances related to the awards discussing any modifications or accelerated vesting provisions, comparing and contrasting the key terms related to each entity, or disclose where this information is presented in your filing.

•

Please clearly explain the impact on the pro forma financial information for each entity discussing any key differences. Specifically discuss the impact recognized as part of the business combination and the impact recognized post-combination.

Securities and Exchange Commission

April 12, 2021

•	Please clarify why there is not an income statement impact for Owl Rock similar to the charge recognized for Dyal in adjustment (ii).

Response to Comment 1

In response to the Staff’s comment, the Registrant has revised its disclosure in (p), (q) and (ii) on pages 223, 224 and 226, respectively, of Amendment No. 3.

Legal Proceedings, page 233

2.

We note your disclosure regarding Altimar stockholders having filed lawsuits and others have threatened to file lawsuits. Please update us on the status of these potential lawsuits. Please also provide us with copies of any plaintiff complaints if applicable, or advise.

Response to Comment 2

In response to the Staff’s comment, the Registrant advises the Staff that three purported Altimar stockholders have filed separate complaints in the Supreme Court of the State of New York against Altimar and its board of directors and, in one of the cases, against Owl Rock and Neuberger Berman as well. A fourth purported shareholder has sent Altimar a draft complaint against the Company and its board. Finally, Altimar has also received a demand letter from a fifth purported stockholder. All of the complaints and the demand letter make materially similar allegations concerning supposed omissions in the Company’s disclosures. None of these purported shareholders, as of now, has moved for injunctive relief.

The Registrant advises the Staff that concurrently with the submission of this Response Letter, it has provided a zip file containing the publicly available plaintiff complaints via e-mail to Mr. Envall.

Legal Proceedings, page 270

3.

Please advise us on the current status of the legal proceedings discussed here and whether you anticipate they will be resolved prior to effectiveness. Please also include a Question and Answer regarding these legal proceedings, as well as those being brought by Altimar shareholders as discussed under “Legal Proceedings,” at page 233.

In response to the Staff’s comment, the Registrant represents that it has been advised that Neuberger Berman and Dyal continue to vigorously defend these lawsuits and that Neuberger Berman and Dyal continue to believe that the suits and the requests for injunctive relief are meritless.

In GCDM Holdings LP, et al. v. Dyal Capital Partners Mirror Aggregator (A) LP, et al., Index No. 651226/2021 (Sup. Ct. New York Cnty.) (the “Golub State Court Litigation”), the court issued an order denying the plaintiffs’ motion for a preliminary injunction in aid of arbitration on April 2, 2021. The court evaluated all of the requirements for granting an injunction, including the likelihood that the plaintiffs’ claims would succeed on the merits of the case, and found that the plaintiffs failed to satisfy any of these requirements. This decision is subject to appeal which, if pursued by the plaintiffs, may not be resolved prior to effectiveness. The Registrant understands that the plaintiffs have not as yet filed an appeal. The Registrant understands that there remains a claim for tortious interference with contract against certain defendants-respondents, and that the defendants-respondents anticipate that this claim will not be resolved before effectiveness.

The Registrant has also been advised that the plaintiffs in the Golub State Court Litigation have separately initiated an arbitration raising similar claims in the American Arbitration Association (“AAA”), captioned GCDM Holdings, LP, GCDM Holdings GP, LLC, v. Dyal Capital Partners Mirror Aggregator A LP, Case 01-21-0002-2092. The Registrant understands that the respondents in the arbitration do not believe it will be resolved before effectiveness.

In Sixth Street Partners Management Company, L.P., et. al v. Dyal Capital Partners III (A) LP, et. al., C.A. No. 2021 – 0127 – MTZ (Del. Ch.), the court held a hearing on the plaintiffs’ motion for a preliminary injunction on March 24, 2021. The motion remains pending. The Registrant understands that although it is not certain when the trial court will decide the motion, the court has acknowledged the parties’ target closing timeline of the Business Combination. The Registrant understands that the defendants in this action expect a decision on the motion prior to closing. Even if the motion is decided prior to closing, however, it may nevertheless not be decided prior to effectiveness. In addition, (i) the plaintiffs could seek to appeal the decision, which appeal may not be resolved prior to effectiveness, and (ii) the plaintiffs could continue to pursue the action to trial, which the defendants in this action do not believe will be resolved before effectiveness.

The Registrant advises the Staff that it has revised its Question & Answer disclosure regarding these legal proceedings on page 18 of Amendment No. 3 in response to the Staff’s comment.

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Securities and Exchange Commission

April 12, 2021

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373 3309 or David A. Curtiss at (212) 373-3146.

Very truly yours,

/s/ Raphael M. Russo
Raphael M. Russo

cc:	Securities and Exchange Commission

Michael Volley

Amit Pande

Altimar Acquisition Corporation

Tom Wasserman

Wendy Lai

Paul, Weiss, Rifkind, Wharton & Garrison LLP

David A. Curtiss

Elizabeth C. Ferrie

Keerthika Subramanian